FOIA Confidential Treatment Requested by
Oceaneering International, Inc.
Pursuant to 17 C.F.R. § 200.83

OCEANEERING INTERNATIONAL, INC.
11911 FM 529
Houston, Texas 77041

August 24, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Michael Purcell and Ethan Horowitz

RE:    Oceaneering International, Inc.
Form 10-K for the Fiscal Year ended December 31, 2021
Filed February 25, 2022
File No. 001-10945

Ladies and Gentlemen:

On behalf of Oceaneering International, Inc. (the “Company” or “Oceaneering”), we submit via EDGAR the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated July 27, 2022 (the “Second Staff Letter”) with respect to (i) the Company’s Form 10-K for the Fiscal Year ended December 31, 2021 filed with the Commission via the Commission’s EDGAR system on February 25, 2022 (the “2021 Form 10-K”) and (ii) the Company’s letter, dated July 18, 2022 (the “Initial Response Letter”), which was in response to the comments of the Staff with respect to the 2021 Form 10-K set forth in the letter from the Staff to the Company dated July 1, 2022.
Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment for portions of its responses to Staff comment #2 set forth in the Second Staff Letter. Specifically, the Company requests that portions of its responses to Staff comment #2 set forth in the Second Staff Letter that have been redacted from the version of this letter filed via the Commission’s EDGAR system and marked by bracketed asterisks (“[***]”) be maintained in confidence, not be

FOIA Confidential Treatment Requested by
Oceaneering International, Inc.
Pursuant to 17 C.F.R. § 200.83

made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), as such responses contain confidential information. An unredacted version of this letter is being provided to the Commission under separate cover, along with the request for confidential treatment under Rule 83.
Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses below are preceded by the Staff’s comments for ease of reference.
2021 Form 10-K
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
1.Your responses to prior comments 4 and 5 state that the potential consequences of climate-related regulation or business trends are not reasonably expected to be material. However, it appears from your disclosures that developments regarding climate change may affect demand for existing products or services. For example, you state in your Form 10-K that your Liberty electric ROV system was developed in response to a customer’s desire to reduce emissions associated with its offshore production operations. In addition, you state in your 2022 Climate Change Report that "climate change concerns are driving our oil and gas customers to meet increasingly stringent environmental standards." Consistent with our prior comments, please revise the disclosure in your Form 10-K to more clearly address the indirect consequences of climate-related regulation or business trends on demand for goods or services you offer that produce significant greenhouse gas emissions and competition to develop new products or services that result in lower emissions.
Response: Respectfully, we feel that we have disclosed the indirect consequences of climate-related regulation on the demand for goods or services we offer that produce significant greenhouse gas (“GHG”) emissions in the Risk Factors section of the 2021 Form 10-K under the sub-heading “Legal and Regulatory Risks” as noted in our Initial Response Letter. We also respectfully note that, with the exception of the fleet of vessels utilized by our Offshore Projects Group segment, Oceaneering’s goods and services, including our fleet of remotely operated vehicles, are not typically significant contributors of GHG emissions. Further, while we have not to date experienced material competition to develop innovative products or services that result in lower emissions, we acknowledge that such competition could occur in the future, whether as a result of climate-related regulation or the “energy transition” generally.
Therefore, in response to the Staff’s comment, we propose revising and supplementing the existing risk factors in our future Form 10-K filings (beginning with our Form 10-K for the Fiscal Year ended December 31, 2022 filed with the Commission via the Commission’s EDGAR system in February 2023 (the “2022 Form 10-K”)) to include additional disclosure regarding the indirect consequences of climate-related legislation and regulation relating to competition to develop new products or services that result in lower emissions.

FOIA Confidential Treatment Requested by
Oceaneering International, Inc.
Pursuant to 17 C.F.R. § 200.83

We propose adding a new risk factor entitled “Our operations could be adversely impacted by the indirect consequences of climate change and climate-related business trends” under the sub-heading “Business and Operational Risks” in our future Form 10-K filings (beginning with our 2022 Form 10-K) to include additional disclosure regarding the indirect consequences of climate-related business trends on our operations. We anticipate that this new risk factor would read substantially as set forth on Annex 1 hereto (subject to final internal review and revision). Further, we propose revising and including additional disclosure in the existing risk factor under the sub-heading “Legal and Regulatory Risks” entitled “Climate change, climate change legislation and regulatory initiatives and the ongoing “energy transition” could result in increased operating costs and capital expenditures and decreased demand for the services and products of our Energy Services business” under the sub-heading “Legal and Regulatory Risks” in our future Form 10-K filings (beginning with our 2022 Form 10-K). We anticipate that this revised risk factor would read substantially as set forth on Annex 1 hereto (subject to final internal review and revision).
2.We note your response to prior comment 6. Consistent with our prior comment, please provide us with quantitative information regarding the cost of insurance for the periods for which financial statements are presented in your Form 10-K and tell us whether changes are expected in future periods.
Response: As stated in our Initial Response Letter, we have experienced annual increases in the cost of property insurance during the years covered by our 2021 Form 10-K, despite an increase in deductible beginning in 2019. Specifically, for the policy periods corresponding to the years covered by our Form 10-K, our premiums were as follows: (i) from October 31, 2018 to October 31, 2019, our premium was $[***], (ii) from October 31, 2019 to October 31, 2020, our premium was $[***], (iii) from October 31, 2020 to October 31, 2021, our premium was $[***], and (iv) from October 31, 2021 to October 31, 2022, our premium was $[***]. In addition, our deductible increased from $[***] for the policy period from October 31, 2018 to October 31, 2019 to $[***] for the policy period from October 31, 2019 to October 31, 2020. Our deductible has remained the same since this increase in 2019.
We believe that these premium increases were attributable to market increases, none of which we can identify as weather-related. We expect that our insurance premiums will continue to increase in line with the market in future years.
3.Your response to prior comment 7 states that you "have not to date incurred any direct compliance costs related to climate change." Please clarify for us whether you have incurred indirect compliance costs related to climate change during the periods noted in our prior comment.
Response: We respectfully advise the Staff that, although we incur costs related to compliance with government regulations and other regulatory requirements, we have not to date incurred any direct or indirect compliance costs related to climate change during the years covered by our 2021 Form 10-K.  As noted in our Initial Response Letter, we incur compliance costs in connection with tracking our discharges into the air and water, the handling and disposal of solid and hazardous wastes and the remediation of soil and groundwater, but we view these costs as environmental compliance costs rather than

FOIA Confidential Treatment Requested by
Oceaneering International, Inc.
Pursuant to 17 C.F.R. § 200.83

climate-related or climate-focused costs. To the extent that we incur compliance costs related to climate change that are material and separately quantifiable in future years, we will provide appropriate disclosure (in accordance with applicable legal requirements) regarding such compliance costs in our future Commission filings.
* * * * *

FOIA Confidential Treatment Requested by
Oceaneering International, Inc.
Pursuant to 17 C.F.R. § 200.83

If you have any questions with respect to the foregoing or if any supplemental information is required by the Staff, please do not hesitate to contact me.

Very truly yours,

Oceaneering International, Inc.

By: /S/ ALAN R. CURTIS
Alan R. Curtis
Senior Vice President and Chief Financial Officer

cc: Carina Antweil, Baker Botts L.L.P.

FOIA Confidential Treatment Requested by
Oceaneering International, Inc.
Pursuant to 17 C.F.R. § 200.83

Annex 1

Proposed and Revised Risk Factors

Our operations could be adversely impacted by the indirect consequences of climate change and climate-related business trends.

Scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” including carbon dioxide and methane, are contributing to warming of the earth’s atmosphere and other climatic changes. In response to those studies, the issue of climate change and the effects of greenhouse gas emissions, in particular emissions from fossil fuels, has [attracted] and continues to attract political and social attention. Although it is not possible at this time to predict the timing and effect of climate-related business trends, any such developments, including the declining cost of renewable energy generation technologies and the continuing electrification of various technologies that previously used hydrocarbons, could impact the long-term demand for oil and natural gas and, ultimately, the demand for the services and products of our Energy Services business.

Climate-related business trends could result in, among other things, decreased demand for goods or services that produce significant greenhouse gas emissions, such as our fleet of vessels, increased demand for goods that result in lower emissions than competing products and increased competition to develop innovative new products that result in lower emissions. As we strive to develop innovative new product offerings, we aim to address a myriad of challenges facing our customers and the energy industry, including, among many others, energy efficiency, labor shortages, safety and climate change. To meet these challenges, we strive to innovate products and services that, in addition to lowering greenhouse gas emissions for our customers, offer higher energy efficiency, fewer personnel requirements due to more automation and superior safety characteristics. While this creates opportunities for our business, we face the risk that we will be unable to execute on such innovation in a timely manner, or at all, which may materially and adversely affect our business, financial condition, results of operations or cash flows if our customers turn to other suppliers for these products. If we are unable to meet increased customer expectations around the energy efficiency and carbon emissions of our new products, our business or our reputation could be negatively impacted.

Further, increased demand for generation and transmission of energy from alternative energy sources could result in a decreased demand for goods or services that complement the hydrocarbon industry generally, even if those goods and services themselves do not produce significant greenhouse gas emissions, such as our remotely operated vehicles. Our business could be negatively impacted if we are unable to successfully market our products and services to customers who produce energy from alternative energy sources.

Beyond financial impacts, climate change poses potential physical risks. Scientific studies forecast that these risks include increases in sea levels, stresses on water supply, rising average temperatures and other changes in weather conditions, such as increases in precipitation and extreme weather events, such as floods, heat waves, hurricanes and other tropical storms and cyclones. The projected physical effects of climate change have the potential to directly affect the operations we conduct for customers and result in increased costs related to our operations. However, because the nature and timing of changes in extreme weather events (such as increased frequency, duration, and severity) are uncertain, it is not possible for us to estimate reliably the future financial risk to our operations caused by these potential physical risks.

Legislative and regulatory responses to climate change and the ongoing “energy transition” could result in increased operating costs and capital expenditures and changes in demand for the services and products of our Energy Services business.

FOIA Confidential Treatment Requested by
Oceaneering International, Inc.
Pursuant to 17 C.F.R. § 200.83

The legislative and regulatory responses to climate change and its effects have the potential to negatively affect our business in many ways, including increasing the costs to provide the services and products of our Energy Services business, reducing the demand for and consumption of certain of those services and products, and the economic health of the regions in which we operate, all of which can create financial risks.

Legislation to regulate greenhouse gas emissions has, from time to time, been introduced in the U.S. Congress and such legislation may be proposed or adopted in the future. In addition, the EPA has adopted regulations addressing greenhouse gas emissions, including rules requiring the monitoring, reporting and recordkeeping of emissions of carbon dioxide from specified sources in the United States that cover certain onshore and offshore oil and natural gas production facilities. There also have been international efforts seeking legally binding reductions in greenhouse gas emissions. The United States was actively involved in the negotiations at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, which led to the creation of the “Paris Agreement.” The Paris Agreement requires the signatory countries to review and "represent a progression" in their nationally determined contributions, which set emissions reduction goals, every five years.

It is not possible at this time to predict the timing and effect of climate change or to predict the effect of the Paris Agreement (or similar international agreements) or whether additional greenhouse gas legislation, regulations or other measures will be adopted. However, more aggressive efforts by governments and non-governmental organizations to reduce greenhouse gas emissions appear likely and any such future laws and regulations could result in increased compliance costs or additional operating restrictions applicable to our Energy Services customers and/or us. For example, in August 2022, the U.S. Senate passed the Inflation Reduction Act, which imposes a charge on methane emissions from certain petroleum and natural gas system facilities and could have an indirect impact on demand for the goods and services of our Energy Services business. Our business could also be impacted by governmental initiatives to incentivize the conservation of energy or the use of alternative energy sources. These initiatives to reduce energy consumption or incentivize a shift away from fossil fuels could reduce demand for hydrocarbons, thereby reducing demand for the goods and services of our Energy Services business, and adversely impact our business, financial condition, results of operations and cash flows.

The adoption of additional climate change laws or regulations in the future could result in increased costs for our Energy Services customers and us to (1) operate and maintain operating facilities, (2) install new emission controls or abatement technologies (such as CCS technologies) on operating facilities and (3) administer and manage greenhouse gas emissions programs. If we are unable to recover or pass through a significant level of our costs related to complying with climate change regulatory requirements imposed on us, they could have a material adverse effect on our results of operations and financial condition. Further, such legislation or regulation could prevent customer projects from going forward, thereby potentially reducing the need for our products and services. In addition, to the extent financial markets view climate change and the greenhouse gas emissions of our Energy Services customer base as a financial risk, this could negatively impact our cost of and access to capital.

Climate change also subjects us to the risk of increased negative publicity. Negative public perception regarding us and/or the energy industry resulting from, among other things, concerns raised by advocacy groups about oil spills, greenhouse gas emissions, climate change and explosions of or leaks from pipelines carrying crude oil, refined petroleum products or natural gas, may lead to increased regulatory scrutiny, which may, in turn, lead to new safety and environmental laws, regulations, guidelines and enforcement interpretations. These actions may cause operational delays or restrictions, increased operating costs or capital expenditures, additional regulatory burdens and increased risk of litigation for us and our energy industry customers. Furthermore, governmental authorities exercise considerable discretion in the timing and scope of permit issuance required for the operations conducted by or for our energy industry customers and, in many cases, the public may engage in the permitting process. Negative public perception could cause such permits to be withheld, delayed, or burdened by requirements that

FOIA Confidential Treatment Requested by
Oceaneering International, Inc.
Pursuant to 17 C.F.R. § 200.83

restrict our ability to profitably conduct business for our energy industry customers. Ultimately, these risks could result in reduced demand for the services and products of our Energy Services business, which would adversely impact our revenues, and increased costs that may adversely affect our profitability and cash flows.

In addition, climate change legislation and regulation may subject us to increased competition to develop innovative new products that result in lower emissions. Please refer to the risk factor entitled “Our operations could be adversely impacted by the indirect consequences of climate change and climate-related business trends” for a discussion of the impact of other climate-related consequences on our business, financial condition, results of operations and cash flows.